Exhibit 5.1

The Directors

Mimecast Limited

22 Grenville Street

St. Helier

Jersey JE4 8PX

8 December 2015

Our ref: 8019596/65353160/6

Dear Sirs

Mimecast Limited (the Company)

Mimecast 2007 Key Employee Share Option Plan, Mimecast 2010 EMI Share Option Scheme, Mimecast Approved Share Option Plan, Mimecast 2015 Share Option and Incentive Plan and Mimecast 2015 Employee Share Purchase Plan (together, the Plans)

We have acted as Jersey legal advisers to the Company in connection with the registration statement on Form S-8 to be filed on or about 8 December 2015 (the Form S-8) relating to the Plans.

Under the Plans, the Company has granted, and may from time to time grant, awards relating to Plan Shares (as defined below) to employees, employed directors, non-employee directors and/or consultants of the Company or one of its subsidiaries (each, an award holder).

1.	Documents examined and related matters

(a)	For the purposes of this opinion we have examined and relied upon copies of the following documents:

(i)	a draft of the Form S-8 in the form in which it is to be filed with the US Securities and Exchange Commission; and

(ii)	the Company’s memorandum and articles of association.

(b)	For the purposes of this opinion, we have, with the Company’s consent, relied upon a certificate or other written confirmation of an officer or employee of the Company or its subsidiaries as to matters of fact, without having independently verified such factual matters.

(c)	For the purposes of this opinion, we have not:

(i)	examined any other document relating to the Plans or the Plan Shares (including, without limitation, any document incorporated by reference in, or otherwise referred to in, the Form S-8); and

(ii)	undertaken any exercise that is not described in this opinion and, in particular, we have not conducted any searches or enquiries in relation to the Company at any public office or registry in Jersey.

(d)	In this opinion:

(i)	non-assessable means, in relation to any Plan Shares, that no further sum shall be payable by a holder of those Plan Shares in respect of the purchase price of those Plan Shares pursuant to an award made under the relevant Plan; and

(ii)	Plan Shares means an aggregate of 12,675,654 ordinary shares of $0.012 nominal value each in the capital of the Company which are to be issued or transferred to an award holder pursuant to, or in connection with, an award made or to be made under the relevant Plan.

(e)	In this opinion, headings are for convenience only and do not affect its interpretation.

2.	Assumptions

In giving this opinion, we have assumed:

(a)	that the rules of each Plan have been properly adopted by the Company and that each Plan has been, and will at all times be, operated in accordance with its rules;

(b)	that the Company’s board of directors (or a duly authorised committee thereof or a duly authorised person or persons appointed by the board of directors as an administrator in respect of any Plan):

(i)	has authorised and granted all existing awards relating to Plan Shares; and

(ii)	has resolved to satisfy all existing awards relating to Plan Shares,

in a manner consistent with the board’s or committee’s or administrator’s (as the case may be) fiduciary duties and in accordance with the rules of the relevant Plan and the Company’s articles of association;

(c)	that the Company’s board of directors (or a duly authorised committee thereof or a duly authorised person or persons appointed by the board of directors as an administrator in respect of any Plan):

(i)	will duly authorise and grant all future awards relating to Plan Shares; and

(ii)	will resolve to satisfy all future awards relating to Plan Shares,

in a manner consistent with the board’s or committee’s or administrator’s (as the case may be) fiduciary duties and in accordance with the rules of the relevant Plan and the Company’s articles of association;

(d)	that all Plan Shares currently in issue which may be transferred to an award holder under the relevant Plan in settlement of an award have been validly issued and are credited as fully paid;

(e)	that a meeting of the Company’s board of directors (or a duly authorised committee thereof or a duly authorised person or persons appointed by the board of directors as an administrator in respect of any Plan) has been, or will be, duly convened and held at which it was, or will be, resolved to allot and issue, or (where applicable) approve the transfer of, the Plan Shares to the relevant award holder;

(f)	that no allotment and issue of Plan Shares will result in:

(i)	a breach of any authority to allot ordinary shares conferred on the directors of the Company by the shareholders of the Company; or

(ii)	a breach of any pre-emptive or anti-dilution provision in the Company’s memorandum and articles of association; or

(iii)	the number of shares reserved for issue under any Plans being exceeded; or

(iv)	the authorised share capital of the Company being exceeded;

(g)	that no Plan Shares have been, or will be, issued at a price less than their nominal value;

(h)	that all Plan Shares have been, or will be, duly allotted and issued and (where applicable) transferred, in accordance with the Company’s articles of association;

(i)	that the transferee of any Plan Share will have: (A) the capacity, power and authority; (B) taken all necessary action; and (C) obtained or made all necessary agreements, approvals, authorisations, consents, filings, licences, registrations and qualifications (whether as a matter of any law or regulation applicable to it or as a matter of any agreement binding on it), to become the registered holder of that Plan Share in accordance with all applicable laws;

(j)	the authenticity, accuracy, completeness and conformity to original documents of all documents and certificates examined by us;

(k)	that all signatures purporting to be on behalf of (or to witness the execution on behalf of) the Company or any officer of the Company or of one of its subsidiaries are genuinely those of the persons whose signatures they purport to be;

(l)	that the Company is not insolvent or unable to pay its debts as they fall due and will not become insolvent or unable to pay its debts as they fall due or bankrupt (as defined in Article 8 of the Interpretation (Jersey) Law 1954) as a result of the creation or performance of any Plan or the issue or transfer of Plan Shares pursuant to any Plan;

(m)	that there is no provision of any law (other than Jersey law) that would affect anything in this opinion; and

(n)	that no event occurs after today’s date that would affect anything in this opinion.

3.	Opinion

As a matter of Jersey law and based on, and subject to, the assumptions and limitations set out in this opinion, we are of the opinion that, in relation to any Plan Shares to be allotted and issued, or transferred, to an award holder under each Plan in settlement of the award holder’s award, upon the:

(a)	receipt in full by the Company of all amounts payable by the award holder under the relevant Plan in respect of the award holder’s award; and

(b)	entry of the name of the award holder as the holder of those Plan Shares in the Company’s register of members,

those Plan Shares will be validly issued, fully paid and non-assessable.

4.	Jersey law

This opinion is limited to matters of, and is interpreted in accordance with, Jersey law as at the date of this opinion. We express no opinion with respect to the laws of any other jurisdiction. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may come to our attention, or any changes in law which may occur, after the date of this opinion.

5.	Benefit of opinion

(a)	This opinion is addressed to the Company in connection with the registration of the Plan Shares under the Securities Act.

(b)	We consent to the filing of a copy of this opinion as an exhibit to the Form S-8 and its filing with the US Securities and Exchange Commission.

Yours faithfully

/s/ Mourant Ozannes
Mourant Ozannes